Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: December 21, 2021

https://capital.com/exclusive-transfix-digital-freight-flourishes-amid-flux

Exclusive: Transfix digital freight flourishes amid flux

December 20, 2021

The global pandemic has choked supply chains, limited travel, disrupted transport, raised freight prices and presented unforeseen challenges in the freight and logistics sectors.

One emergent power in the industry has been digital brokerage Transfix, which has continued to prosper and expand during the course of the pandemic, including a tremendous third quarter and year to date. With designs on innovating digitisation and connecting carriers on a scaled platform that can service the major importers and exporters, while also integrating mid-level and niche clients, Transfix is a rising star in the growing US market.

Transfix CEO and President Lily Shen met with Capital.com for an exclusive interview in which she offered an assessment of the industry, an illuminating glance at the company’s operations during the pandemic and a glimpse of its future.

“When I think about our results, it’s a function of our technology, our talent and a lot of shippers and carriers that are really seeing the value of the platform,” Shen said. “You also can’t ignore that people are leaning into the role of technology and data in the supply chain, more than ever, especially with what’s transpired over the last couple of years”.

Digitisation as a key component

Shen said that traditional brokers had been focused on manual tools, perhaps utilising spreadsheets and other sparse, old-school digital tools, though the industry has been evolving.

“If you’re Unilever or WalMart or Home Depot, everyone’s only thinking about their existing supply chain,” Shen said. “But we’re approaching it at a platform level, so we aggregate all the data, all the networks and we really look at it holistically, and then we’re able to match it dynamically or project how we would match at capacity with the carriers on the platform.”

She added: “Part of our vision is being able to bring it all together and build that unifying platform, but really empower all the carriers across the board.”

Another distinctive element of Transfix is that where earlier generations brought in brokers and specialists to expand and scale their business, a digital focus has obviated that type of personnel as well as extensive investment in real estate and other such overhead. Instead, Transfix can focus on its top-level management, technology development and other leaner investments.

“We’ve been able to drive the increase in the business while managing our costs incredibly well, which speaks to the power of the technology,” Shen said.

Scale and personnel

Transfix has focused on both depth and breadth in its hiring, seeking to assemble a team with a wide array of not only expertise but also experiential backgrounds, ranging from start-ups to growth-focused endeavours to Fortune 500 enterprises.

“We’re doing something new and we’re doing something different,” Shen said. “So you want to make sure that you have the right blend of folks who understand deeply, who have a strong passion and commitment to really change and also have that experience in building and innovating, not only in tech but across the entire organisation.”

That sprawl mirrors the range of customers that Transfix serves. It has expanded across levels of partners, ranging from enterprise carriers to fledgling ones. Transfix has even sought out mid-level and small carriers to empower them with access to freight, free software and a multitude of resources to advance their business goals and service presence. Using a many-to-many matching algorithm and other technological tools, dynamic and other data can improve supply and distribution chains by matching shippers, capacity, rates, reliability and more.

“The algorithm is a function of the business lanes, the market, the capacity availability and as we bring more customers – loads, lanes and carriers – onto the platform, the algorithm is also adjusting on its own as well,” Shen said.

Volatility and adaptiveness

Freight and transportation have long been subject to the unexpected and unpredictable, such as weather, mechanical issues, cargo inspections and much more. The pandemic has added layers to that uncertainty, in turn increasing demand for control, visibility, transparency, flexibility and integrated platforms.

“There’s always volatility, everyday is different,” Shen said. “That’s not new to them but the degrees in which that’s occurring and then what it takes for them to be able to manage that an increasing pace has really shined a spotlight and made people realise that they need to think differently about this.”

Shen said that Transfix’s model and its catering to such a wide range of service providers emanated from working closely with customers in relationships that fostered empathy and appreciation.

“It is really difficult to build simple and elegant solutions for very complex problems,” Shen said. “What the carriers go through everyday is constantly changing and moving, so the ability to build a dynamic platform with a modern interface that makes it easy for them to use is a huge opportunity.”

Forthcoming public offering

As digital load-matching competitors have mobilised – Echo Global Logistics inc has plans to go private and Uber Freight is in the process of acquiring Transplace – so too has Transfix. It is shooting for a Q1 public launch via a SPAC merger IPO, a combination with G Squared Ascend, who was an early investor in Transfix.

“They have seen firsthand the momentum that we’ve had as a business, and the continued progress that we’ve made from a technology standpoint,” Shen said.

The IPO was still on target for Q1, Shen said.

“I joke with the team that we did all this work to get here so that we can get started. It’s definitely an exciting time, it’s going to give us the opportunity to continue to invest in the technology that we’re building, to consider partnership opportunities over time and it will really help us accelerate as a business, of course, but also a platform for the customers that we serve.”

The future of freight in the US

Shen said that while opportunities to expand business globally were enthralling, that move would be in step with customers’ needs, desires and timing. For now, she said, the US freight sector had plenty of challenges to surmount, efficiencies to improve and collaborations to be undertaken.

There has also been a level of government interest in finding ways to improve capacity and make other improvements to supply chains and distribution, Shen remarked. Throughout the pandemic, U.S. President Joe Biden’s administration has attempted to ameliorate issues on both fronts, including taking measures to extend port hours and engender stronger domestic production of key manufacturing components. Because of the multitude of challenges that exist, Shen believes that there won’t be any single act or actor that will serve as a “silver bullet” but rather that cooperation among all involved entities will lead to improvements.

“There’s a lot going on in the broader ecosystem and there’s an opportunity for various players to work more closely together and collaborate, whether that’s in the private sector or not,” Shen said.

Obstacles are often accompanied by opportunities, and Shen sees plenty in the sector for Transfix and other companies seeking to help businesses optimise transport and rendering.

“The biggest opportunity is absolutely in tech and data,” Shen said. “You have to think about it at a multidimensional level. Yes, there’s a data platform that really underpins everything, yes, you’re building a machine-learning layer that lives on top of that, you have to also be able to not just build but really deliver on better experiences, and, obviously, this is freight, so you have to do that while also delivering the service.”

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. ("G Squared Ascend I") and Transfix, Inc. ("Transfix"), Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.